FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Appoints Christopher R. McCleary Executive Chairman, dated June 11, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: June 11, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Appoints Christopher R. McCleary Executive Chairman, dated June 11, 2007.

Radware Appoints Christopher R. McCleary Executive Chairman

TEL AVIV, ISRAEL, June 7, 2007. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced the appointment of Christopher R. McCleary to the position of Executive Chairman. Mr. McCleary most recently served as the company’s non-executive chairman of the board of directors and has served as a director since February 2000.

In his expanded capacity as Executive Chairman, Mr. McCleary will work closely with the company’s board and management focusing on corporate strategy and external relations. “During his long tenure with the company, Chris has lent his considerable experience and leadership to a variety of successful facets of our business. We are pleased to have him deepen his day-to-day involvement with the company as we enter the next phase of executing our new business strategy,” said Roy Zisapel, chief executive officer, Radware, Ltd.

Mr. McCleary’s extensive and notable list of accomplishments includes: founder of USinternetworking, Inc., for which he carries credit for creating the industry vision for the disruptive Software-as-a-Service business model; founder, chairman and CEO of Evergreen Assurance, Inc; chairman and CEO of DIGEX, Inc.; Blue Chip Venture Company partner; recipient of the Ernst and Young Entrepreneur of the Year Award for software services and the Washington Post/Newsweek Corporate Citizen of the Year Award; and nomination by Forbes Magazine as one of the E-Gang Leaders of Change. He also serves on the boards of the State of Maryland Venture Fund and the City of Baltimore Emerging Technology Center.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business-smart”. For more information, please visit www.radware.com

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.